Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On September 27, 2000, CP&L Energy, Inc. made the following presentation at the NYSSA Electric Utility Industry Conference in New York, NY.

[Photograph of New York City skyline appears in background of slide]

                                                          NYSSA Electric Utility
                                                             Industry Conference
                                                                    New York, NY
                                                              September 27, 2000

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                               CP&L Energy, Inc.
================================================================================



Peter M. Scott III
Executive V.P. & CFO

Agenda


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                         o Overview

                         o Merger status

                         o Primary corporate objectives

                         o Four lines-of-business

                         o Our commitment

CP&L overview


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o 1.2 million electric
  customers

o 160,000 natural gas                        [Graphic of map of N.C. and S.C.
  customers                                   indicating CP&L service territory]
                                             [Graphic of shaded box for map
                                              legend] CP&L Service Territory
o 30,000 square mile
  service territory

o 11,000 MW generating
  capability

Florida Progress update


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[Graphic of map of Florida]               o 1.4 million electric
 indicating FPC service territory]          customers
[Graphic of shaded box for
 map legend] FPC Service
 Territory                                o 20,000 square mile service
                                            territory

                                          o 8,300 MW generating
                                            capability

Two high-quality energy companies


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As of 12/31/99                                                   Florida
(Dollars in millions)                    CP&L                    Progress
--------------------------------------------------------------------------------
Market Value                           $4,858                    $4,166

Total Assets                           $9,494                    $6,528

1999 Revenues                          $3,358                    $3,845

1999 EBIT                                $841                      $575

1999 Net Income                          $382                      $315

Generation Capacity (MW's)             10,283                     8,267

Customers (000's)                       1,400                     1,400

A growing service territory


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[Graphic of map of the United States indicating levels of population growth]
Forecast population growth
2000 - 2005


                                       [Graphic of shaded boxes for map legend]
                                       [ ]  High
                                       [ ]  Medium
                                       [ ]  Low

Major subsidiaries


================================================================================

[CP&L LOGO]               [srs LOGO]                 [NCNG LOGO]

[FLORIDA                  [Energy                    [Progress teleCOM LOGO]
PROGRESS                  Ventures             The relationship you can rely on.
CORPORATION               LOGO]
LOGO]




                          [Electric Fuels Corp. LOGO]

Merger status


================================================================================


--------------------------------------------------------------------------------
                               Approval Required
                               -----------------

                         Securities Exchange Commission

                       Closing expected in fourth quarter

--------------------------------------------------------------------------------

Deregulation update


================================================================================
North Carolina
--------------
Study Commission recommendation

o Rate freeze until 2004

o Full access in 2006

o Legislation in 2001


South Carolina
--------------

Legislative study groups


Florida
-------

Study commission report expected December 2001

Primary corporate objectives


================================================================================

                                  [Strategic]

                                  [Financial]

                                 [Operational]

Primary corporate objectives


================================================================================

[Strategic]


o Focus on four lines-of-business

o Build/retain sound regulatory platforms

o Divest non-core businesses (at opportune time)

Primary corporate objectives


================================================================================

[Financial]


o Maximize cash flow from operations

o Deploy capital efficiently

o Rebuild balance sheet

Primary corporate objectives


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                           Post-closing Balance Sheet

                                        Before       After
(Dollars in billions)                   Close        Close           Target
--------------------------------------------------------------------------------
Leverage                                51.0%         65.6%           55%

Total Debt                              $3.6          $9.7            N/A

Total Assets                            $9.9         $19.9            N/A

Equity                                  $3.6          $5.7            N/A

Primary corporate objectives


================================================================================


[Operational]


o Maintain top quartile performance

o Provide reliable/responsive customer service

o Continue building managerial strength

Four lines-of-business


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                                                   [Upstream Energy]

[Strategic]                                        [Electricity Transmission]

[Financial]        [Graphic of arrow containing    [Downstream
                    the words-Lines of Business]   Energy Delivery
                                                   Plus Services]

[Operational]                                      [Fiber Network]

Four lines-of-business


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[Upstream Energy]


o Prepare for deregulation

o Build merchant capability

o Create right portfolio in right locations

o Manage risks

Energy Ventures: regions of focus


===================================================================
                                      Low 5            Top 5
                      Top 5 MW       Capacity       Energy-only
                       Growth         Margin       Clearing Price
-------------------------------------------------------------------
SERC                     X              X                X

-------------------------------------------------------------------

Florida                  X              X                X
-------------------------------------------------------------------

TVA                                     X                X
-------------------------------------------------------------------

Energy Ventures: synthetic fuel opportunity


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Key Statistics          Criteria           Our Approach
-------------------------------------------------------------------
o 7 plants              o Chemical         o Compliance
                          change
                                           o PLRs
o 10-15 million         o In-service
  tons/year               date             o Sales
  capacity
                        o Market
                          acceptance

Four lines-of-business


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                            ------------------------
                            The right generation mix
                            ------------------------

[Pie graphs appear here containing the following information]
CP&L                          Florida Progress            New Company

Hydro      2%                                             Hydro      1%
Gas/Oil    15%                Gas/Oil    63%              Gas/Oil    37%
Coal       52%                Coal       28%              Coal       41%
Nuclear    31%                Nuclear     9%              Nuclear    21%

[Graphic of shaded boxes for graph legend appear here]

[ ] Nuclear       [ ] Coal     [ ] Gas/Oil     [ ] Hydro

Four lines-of-business


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[Electricity Transmission]

o Meet FERC commitment for RTO

o Select optimum value

o Maintain R-O-W option

GridSouth


================================================================================


o Standalone RTO (for profit Transco)

o CP&L Energy, Duke Energy, and SCANA

O 22,000 + miles of transmission

o 3.75 million customers

Four lines-of business


================================================================================

[Downstream Energy Delivery Plus Services]

o Establish reasonable codes of conduct

o Provide value-added services

o Get delivery tariff right

o Maintain DG/technology options

Premier power tariff


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o First of its kind in the United States

o Standby power reliability

O 13 MW on rate

o Potential peak resource

Four lines-of business


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[Fiber Network]

o Build out system

o Target right customers/locations

o Establish marketing/service delivery strength

o Leverage electric/gas distribution business

  - Customers

  - Infrastructure

A growing market


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The U.S. Market for Wholesale Network Services

[Graphic of shaded boxes for map legend]
[ ] Southeast Market
[ ] Total Market



[BAR CHART APPEARS HERE CONTAINING THE FOLLOWING INF0RMATION]

                    1999     2000     2001     2002     2003     2004      2005      2006     2007    2008    2009
Total Market
   (billions)       $6.4     $8.1     $10.0    $12.0    $14.2    $16.5     $18.9     $21.2    $23.6   $26.0   $28.7
Southeast Market
   (billions)       $1.3     $1.6      $2.0     $2.4     $2.8     $3.3      $3.8      $4.2     $4.7    $5.2    $5.7

Strong regional fiber system


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o 3000 route miles; 110,000 fiber miles

o $175 million assets

O $50 million revenues


                                               [Graphic of map from Washington,
                                                D.C. to Florida indicating fiber
                                                network route]
                                               [Map legend]
                                               -- Progress teleCom Fiber Network
                                               == Leased/Partnership Network

Electric T&D Vs. Telecom


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        Similarities                                     Differences


o Asset-based                              o Territory not limited
                                             by franchises
o Infrastructure build-
  out in advance of                        o Market-based pricing
  customer revenues
                                           o Demand exploding
o Reliability focus
                                           o Fast rate of
o Scale requirements                         technological change

o Systems and back office

Another convergence opportunity


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[Energy                                             [Infrastructure]
Delivery]                                             o  Reliability
                                                      o  Responsiveness
                     [Graphic of arrow                o  Service
                      containing the
                      word: Convergence]

[Fiber
Network]

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                                 The end result

Our commitment

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o Superior total shareholder return

o $3.25 to $3.35/share in 2001

o EPS growth at 7% to 8% + a bankable dividend

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                                      CP&L logo
                                      ---------
                          Helping your world work.(TM)
                         [End of text of presentation]

In connection with the share exchange between CP&L Energy and Florida Progress, CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640.